Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI 53202

August 8, 2024

VIA EDGAR TRANSMISSION

Ms. Kim McManus
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Jensen Quality Growth ETF (S000085931)

Dear Ms. McManus,

The purpose of this letter is to respond to an additional comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on August 7, 2024 regarding the Trust’s Post-Effective Amendment No. 858 (“PEA No. 858”) to its registration statement, filed on behalf of its proposed new series, Jensen Quality Growth ETF (the “Fund”). PEA No. 858 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on May 15, 2024 for the purpose of registering the Fund as a new series of the Trust. The Staff’s comment, along with the Trust’s response, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 858.

The Trust’s response to your comment is as follows:

Staff Comment: In the “Investment Process” section of the Fund’s prospectus, to the extent the Adviser considers whether company management has adequately managed environmental, social and governance (“ESG”) risks in making portfolio purchases and sales decisions, please also explain what types of ESG risks the Adviser evaluates in distinguishing portfolio companies.

Response: The Trust responds by supplementally explaining that the Adviser considers how companies value ESG issues and whether they are managed in a way that mitigates business risk and enhances shareholder value. For example, the Adviser may assess the governance characteristics of a company as part of its overall business risk analysis. The Adviser may exclude certain companies it deems a participant in an industry which does not appropriately mitigate risk nor enhance shareholder wealth, as determined through an ESG lens. For example, the Adviser tends to not invest in pure defense contractors or tobacco companies.

The Trust further responds by revising the relevant disclosure as follows:

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“In its determination of which companies qualify for purchase by the Fund, the Adviser also assesses a company's competitive, regulatory, and environmental, social and governance ("ESG") risks to assess whether company management has, in the opinion of the Adviser, adequately managed the impact of those risks to mitigate business risk and enhance shareholder value. For example, the Adviser may exclude certain companies it deems a participant in an industry which does not appropriately mitigate risk nor enhance shareholder wealth (such as, pure defense contractors or tobacco companies) as determined through an ESG lens. The Adviser does not make portfolio purchase or sale decisions solely based on its evaluation of ESG factors.”

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If you have any additional questions or require further information, please contact Jay Fitton of U.S. Bank Global Fund Services, the Trust’s administrator, at 513-520-5925 or jay.fitton@usbank.com

Sincerely,

/s/ Jay S. Fitton
Jay S. Fitton
Secretary
Trust for Professional Managers
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